SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Ameresco Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02361E108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Page 1 of 5 Pages

13G

CUSIP No. 02361E108	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Samuel T. Byrne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,637,145 shares
	6.	SHARED VOTING POWER 0 shares
	7.	SOLE DISPOSITIVE POWER 1,637,145 shares
	8.	SHARED DISPOSITIVE POWER 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,145 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Ameresco Inc.

1(b) Address of Issuer’s Principal Executive Offices:

111 Speen Street, Suite 410

Framingham, MA 01701

Item 2(a)	Name of Person Filing:

Samuel T. Byrne

2(b) Address of Principal Business Office or, if none, Residence:

CrossHarbor Capital Partners, LLC

One Boston Place, 23rd Floor

Boston, MA 02108-4406

2(c) Citizenship:

United States

2(d) Title of Class of Securities:

Class A Common Stock, $0.0001 per value per share

2(e) CUSIP Number:

02361E108

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

4(a) Amount beneficially owned:

1,637,145 shares

4(b) Percent of Class:

6.0%

4(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

1,637,145 shares

(ii) shared power to vote or to direct the vote:

0 shares

Page 3 of 5 Pages

(iii) sole power to dispose or to direct the disposition of:

1,637,145 shares

(iv) shared power to dispose or to direct the disposition of:

0 shares

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Samuel T. Byrne
Name:	Samuel T. Byrne

February 14, 2013

Page 5 of 5 Pages